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                                                               EXHIBIT (a)(5)(5)



[INVITROGEN LOGO]

CONTACT:

Paul Goodson
VP Investor Relations
Invitrogen Corporation
(760) 603-7208


           INVITROGEN ANNOUNCES CLOSE OF SUBSEQUENT OFFERING PERIOD IN
                    ITS CASH TENDER OFFER FOR INFORMAX, INC.


     SAN DIEGO, CALIFORNIA, DECEMBER 5, 2002 - Invitrogen Corporation announced today the completion of the cash tender offer by Babcock, Inc., a wholly owned subsidiary of Invitrogen Corporation, for all outstanding shares of common stock of InforMax, Inc. (Nasdaq: INMX). The tender offer's subsequent offering period expired at 5:00 p.m., New York City time, on Wednesday, December 4, 2002. The subsequent offering period of seven business days was announced following the expiration of the initial offering period on Friday, November 22, 2002.

     Invitrogen, through Babcock, Inc., has accepted for purchase all shares validly tendered in both the initial offering period and the subsequent offering period at the price of $1.36 per share in cash. Based on information provided by American Stock Transfer & Trust Company, the depositary for the tender offer, Babcock, Inc. acquired approximately 27,735,510 shares of InforMax common stock during the tender offer (including approximately 1,135,560 shares tendered during the subsequent offering period which are subject to guaranteed delivery), or approximately 91% of the outstanding shares as of December 4, 2002.

     As previously announced, because Babcock, Inc. has acquired more than 85% of InforMax's outstanding shares, under its Merger Agreement with InforMax, Babcock, Inc. has the option to acquire from InforMax that number of shares (at $1.36 per share) which will, when added to the shares previously acquired, give it one share more than 90% of the total outstanding shares of InforMax. In the event shares subject to guaranteed delivery are not timely delivered and result in Babcock, Inc. owning less than 90% of InforMax's outstanding shares, Babcock, Inc. intends to exercise this option as soon as practicable.

     Also as previously announced, a 90% level of ownership will allow Babcock, Inc. to effect a "short-form" merger under Delaware law without action by any other stockholder. On the consummation of the merger, each remaining share of InforMax's stock will be converted into the right to receive $1.36 in cash and InforMax will become a wholly owned subsidiary of Invitrogen.

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ABOUT INVITROGEN

Invitrogen provides essential technologies to biotechnology and biopharmaceutical researchers and companies worldwide. Invitrogen manufactures and markets a breadth of products for life sciences discovery, development and production. These include research tools in kit form and catalog and custom products and service for corporate, academic and government entities. Invitrogen also engages in technology licensing, research service, large-scale production, and life science technical expertise and support. With operations in more than 20 countries and distributor relationships in 50 more, Invitrogen employs approximately 2,600 people at its worldwide locations.

For more information about Invitrogen Corporation, please visit www.invitrogen.com.

ABOUT INFORMAX

InforMax is a leading provider of a multi-application suite of intuitive, flexible, and affordable data access, analysis, and presentation software designed specifically for the life scientist and the scientific organization. More than 32,000 individual scientists at over 2,100 research organizations worldwide (as of September 30, 2002) have already chosen Vector technology and GenoMax to help speed and simplify their scientific research and deliver faster, more productive results.

Additional information about InforMax and the Vector Family of Products and GenoMax can be found at http://www.Informaxinc.com/.


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